November 4, 2005

Mail Stop 4561

Mr. W. Dan Puckett
Chairman and Chief Executive Officer
CapitalSouth Bancorp
2340 Woodcrest Place, Suite 200
Birmingham, AL 35209

Re: CapitalSouth Bancorp
Registration Statement on Form S-1
Filed October 5, 2005
File No. 333-128829

Dear Mr. Puckett:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please make every attempt to include all exhibits, including the legality opinion, in your next filing. They are subject to review and the staff will need time to examine them.

2.   Please revise your interim financial information to address the above comments, where applicable.

3.   Please revise to comply with the updating requirements of Rule3-12 (g) of Regulation S-X in your next amendment.

Risk Factors

General

4.   Many of your risk factor headings state facts rather than actual risks to investors. For example, on page 10, you state: "We are dependant on the services of our management team." Please revisit the headings in this section to ensure each articulates the actual risk to investors.

5.   If appropriate, please add a risk factor describing the risks to investors with regard to your intentions to enter the property casualty insurance field. Please highlight the experience of the company in this arena and the risk-exposure, particularly in Jacksonville, due to hurricanes.

We are dependent on the services of our management team, page 10

6.   Please include in this risk factor the absence of employment and non-compete agreements with these key employees.

Cautionary Note Regarding Forward-Looking Statements, page 14

7.   Please remove the reference to the Private Securities Litigation Reform Act of 1995. The safe harbor for forward-looking statements does not apply to initial public offerings.

Use of Proceeds, page 15

8.   In the third paragraph, disclose the costs for opening each branch.

Price Range of our Common Stock and Dividends, page 16

9.   In the second paragraph of this section, you refer to various stock purchased for varying prices over the last few years. Please disclose at what price you repurchased your stock in 2003, as mentioned in the second paragraph on page 15.

Noninterest Income, page 29

10.   Please revise to explain how your determined that the transfer of loans by your Business Capital Group qualified for sales accounting treatment in accordance with SFAS 140.

11.   Please revise your discussion here, on page 38 and in your financial statements to specifically state if you retain servicing on the loans sold to third parties. If you do retain servicing, please provide the disclosures required by paragraph 17(e) of SFAS 140.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Noninterest Expense, page 39

12.   Please briefly elaborate on the nature of the two litigation matters you refer to in the
       second paragraph of this section.

Supervision and Regulation, page 72

13.   Please include a discussion of the Gramm-Leach-Bliley Act in this section.

Where you can find more information, page 88

14.   In the last sentence of the first paragraph, please update the SEC's address. We have
       moved to 100 F Street, N.E., Washington, DC 20549.

Consolidated Financial Statements

Summary of Business and Significant Accounting Policies, page F-7

(a) Business and Principles of Consolidation

15.   On page 52 you disclose that you hold 14.9% of the common stock of Consumer National
       Bank, as well as a warrant to purchase an additional 5% of common stock. Please revise
       to disclose how you account for both your investment in the common stock of Consumer
       National Bank, as well as the stock purchase warrant.

16.   Please revise your disclosures to state how you have considered the requirements of
       SFAS 131 in determining reportable segments.

(j) Derivative Financial Instruments and Hedging Activities, page F-9

17.   Please provide us with the following information regarding your interest rate swaps
       designated as fair value hedges of your FHLB advances:

       •   the terms of both the hedged item and the hedging instrument;

       •   the specific documented risk being hedged;

       •   how you determined that these hedging relationships met all of the criteria of
            paragraphs 20-21 of SFAS 133 to qualify as fair value hedges;

- whether you use the long-haul method, the short-cut method, or matched terms to assess the effectiveness of each hedging strategy;

- how you assess hedge effectiveness and measure hedge ineffectiveness; and

- for any hedges for which you apply the short cut method of assessing hedge effectiveness, explain how you determined that such hedges met the conditions of paragraph 68 of SFAS 133 to qualify for such treatment.

(n) Stock Based Compensation Plans, page F-10

18.   You have disclosed that prior to this offering there has been no public market for your common stock. You have also stated that although your shares are currently traded in private transactions, such trades are not necessarily indicative of the value of such shares. Please tell us in detail and revise to briefly disclose how you determined the fair value of your common stock for purposes of recording stock compensation expense. If your IPO price is more than the estimated fair value on which compensation was measured, please explain the rationale supporting your estimate of fair value.

19.   We note your disclosure on page 64 that your directors are paid in shares of stock in lieu of cash compensation for their service as directors. Please revise to disclose how you account for the issuance of shares to non-employees and how you determine the value of such shares upon issuance.

(2) Securities Available for Sale and Held to Maturity, page F-13

20.   Please revise your disclosure regarding your securities in an unrealized loss position to state that you have the ability and intent to hold the securities until maturity or a market price recovery, if true. Revise your discussion in the Management's Discussion and Analysis section to discuss the impact this may have on your liquidity position, if any.

(13) Earnings per share, page F-23

21.   Please revise your disclosure to provide the information required by paragraph 40(c) of SFAS 128. In addition, please explain to us the methodology you used to determine the amount of options that are antidilutive and therefore not included in diluted EPS.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
· the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       You may contact Rebekah Moore at (202) 551-3463 or Angela Connell at (202) 551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Kathryn McHale at (202) 551-3464 or me at (202) 551-3491 with any other questions.

Sincerely,

Todd Schiffman
Assistant Director

cc: J. Paul Compton, Jr., Esq
       Bradley Arant Rose & White LLP
       One Federal Place
       1819 Fifth Avenue North
       Birmingham, AL 35203